FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial & Accounting Group

Date: January 28, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2009

2.	Revision of Financial Forecast for the Fiscal Year Ending March 31, 2010

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2009

The consolidated information is prepared using accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2009:

(1) Consolidated results of operations:

	(Yen in millions, except per share amounts)
	Nine months ended December 31,
	2008	2009
Net sales	¥902,577	¥768,920
% change from the previous period	(6.6)%	(14.8)%

Profit from operations	67,257	38,013
% change from the previous period	(38.9)%	(43.5)%

Income before income taxes	82,409	32,739
% change from the previous period	(37.6)%	(60.3)%

Net income attributable to shareholders of Kyocera Corporation	56,768	18,481
% change from the previous period	(32.0)%	(67.4)%

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation
Basic	300.39	100.70
Diluted	300.30	100.70
Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009. (2) Consolidated financial position:
	(Yen in millions, except per share amounts)
	March 31, 2009	December 31, 2009
Total assets	¥1,773,802	¥1,791,467
Kyocera Corporation shareholders’ equity	1,323,663	1,321,194
Kyocera Corporation shareholders’ equity to total assets	74.6%	73.7%
Kyocera Corporation shareholders’ equity per share	7,212.32	7,199.05

2. Dividends:

	(Yen)
	Year ended March 31, 2009	Year ending March 31, 2010
Interim dividends per share	¥60	¥60
Year-end dividends per share	60	60	(forecast)
Annual dividends per share	120	120	(forecast)

3. Consolidated Financial Forecast for the Year Ending March 31, 2010:

(Yen in millions, except per share amounts)
Year ending March 31, 2010
Net sales	¥1,050,000
% change from the previous year	(7.0)%
Profit from operations	62,000
% change from the previous year	42.8%
Income before income taxes	57,000
% change from the previous year	1.8%
Net income attributable to shareholders of Kyocera Corporation	34,000
% change from the previous year	15.2%
Forecast of earnings per share attributable to shareholders of Kyocera Corporation:	185.26

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2009.

4. Others:

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2009:

None.

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable.

(3) Changes in accounting principles, procedures and financial statements’ presentation:

Changes due to adoption of new accounting standards:

Please refer to the accompanying “4. Other Information” on page 16.

Changes due to other than adoption of new accounting standards:

None.

(4) Number of shares (common stock):

	March 31, 2009	December 31, 2009
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	7,781,256	7,785,812

	Nine months ended December 31,
	2008	2009
Average number of shares outstanding	188,981,494	183,525,500

Instruction for forecasts and other notes:

With regard to the premise of the forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “3. Consolidated Financial Forecasts for the Year Ending March 31, 2010” on page 13 and “Forward-Looking Statements” on page 15.

Business Results, Financial Conditions and Prospects

1. Business Results for the Nine Months Ended December 31, 2009

(1) Economic Situation and Business Environment

In the nine months ended December 31, 2009 (the “nine months”), the European and U.S. economies recovered moderately and the Chinese economy continued to recover strongly supported by economic stimulus packages and financial measures in various countries. Despite increases in corporate production activities along with recovery in exports, the Japanese economy fell short of a full-fledged recovery due to a low level of capital investment and the absence of significant improvement in employment situation and consumer spending.

Amid this economic environment, in the digital consumer equipment market which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities showed signs of recovery, notably for mobile phone handsets and personal computers (PCs), due to the end of inventory adjustments. In line with this, orders in the Components Business for the three months ended December 31, 2009 increased year-on-year for the first time in the most recent five quarters, although total orders for the nine months fell short of those for the nine months ended December 31, 2008 (the “previous nine months”).

(2) Consolidated Financial Results

Although demand for components in the three months ended December 31, 2009 showed signs of recovery exceeding the level of the three months ended December 31, 2008, it nonetheless declined overall compared with the previous nine months, reflecting the fact that demand for components for the six months ended September 30, 2009 was below that for the six months ended September 30, 2008. Also, in the Equipment Business, sales of mobile phone handsets and information equipment decreased, and the yen appreciated against the Euro and U.S. dollar. As a result, consolidated net sales for the nine months decreased by 14.8% compared with the previous nine months to ¥768,920 million.

In this business environment, Kyocera promoted cost-cutting measures including reducing manufacturing costs; and worked hard to improve productivity throughout the Kyocera Group. Despite these efforts, profit from operations for the nine months was down 43.5% compared with the previous nine months to ¥38,013 million due primarily to a decline in sales. As Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., an affiliate accounted for by the equity method, in equity in losses of affiliates and unconsolidated subsidiaries, income before income taxes for the nine months decreased by 60.3% compared with the previous nine months to ¥32,739 million, and net income attributable to shareholders of Kyocera Corporation for the nine months amounted to ¥18,481 million, a decrease of 67.4% compared with the previous nine months.

Average exchange rates for the nine months were ¥94 to the U.S. dollar and ¥133 to the Euro, marking appreciation by ¥9 (approximately 9%) and ¥18 (approximately 12%), respectively, compared with those for the previous nine months. As a result of the yen’s appreciation, net sales and income before income taxes after translation into yen for the nine months were down by approximately ¥48.5 billion and ¥13.5 billion, respectively, compared with the previous nine months.

Consolidated Financial Results for the Nine Months Ended December 31

	(Yen in millions, except per share amounts and exchange rates)
	Nine months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Net sales	¥902,577	100.0	¥768,920	100.0	(14.8)
Profit from operations	67,257	7.5	38,013	4.9	(43.5)
Income before income taxes	82,409	9.1	32,739	4.3	(60.3)
Net income attributable to shareholders of Kyocera Corporation	56,768	6.3	18,481	2.4	(67.4)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	300.30	—	100.70	—	—
Average US$ exchange rate	103	—	94	—	—
Average Euro exchange rate	151	—	133	—	—

Consolidated Financial Results for the Three Months Ended December 31

	(Yen in millions, except per share amounts and exchange rates)
	Three months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Net sales	¥243,860	100.0	¥285,017	100.0	16.9
Profit from operations	5,028	2.1	29,155	10.2	479.9
Income before income taxes	8,401	3.4	15,591	5.5	85.6
Net income attributable to shareholders of Kyocera Corporation	11,519	4.7	9,753	3.4	(15.3)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	61.37	—	53.14	—	—
Average US$ exchange rate	96	—	90	—	—
Average Euro exchange rate	127	—	133	—	—

Note:

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.

(3) Consolidated results by reporting segment

(i) Components Business:

For the nine months, sales in the Components Business decreased by 17.9% to ¥393,075 million, and operating profit decreased by 46.7% to ¥25,304 million, compared with the previous nine months.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic parts and automotive components.

Demand for digital consumer equipment parts, such as sapphire substrates for LEDs, has been on a recovery track since April 2009, and demand for semiconductor fabrication equipment components and automotive components began to recover from October 2009 as well. However, such demand remained at a low level compared with the previous nine months, and as a result, sales and operating profit in this reporting segment both decreased for the nine months compared with the previous nine months.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages, etc.

Demand for ceramic packages for crystal and SAW devices and for CCD/CMOS image sensors was strong, in line with a resurgence in production of mobile phone handsets and digital cameras, etc. In addition, demand for organic packages showed signs of recovery. However, sales and operating profit for the nine months decreased in this reporting segment, falling short of the levels recorded in the previous nine months.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, medical and dental implants, as well as jewelry and applied ceramic related products.

For the solar energy business, despite rapid expansion of demand in the Japanese market on the back of governmental subsidy policies, overall sales in this business for the nine months remained roughly unchanged from the previous nine months due to price declines in European and U.S. markets, coupled with appreciation of the yen. In addition, sales in the cutting tool business were sluggish compared with the previous nine months because recovery in production activities in automotive related industries, the principle market for the cutting tool business, remained moderate. As a result, overall sales and operating profit in this reporting segment both decreased compared with the previous nine months.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads.

Although demand for ceramic capacitors, crystal-related products and connectors has increased since April 2009 due to recovery in digital consumer equipment production activities, sales fell short of levels recorded in the previous nine months. Operating profit increased compared with the previous nine months, however, as a result of efforts to reduce costs throughout the Kyocera Group.

(ii) Equipment Business:

Sales in the Equipment Business for the nine months decreased by 12.5% to ¥302,068 million, and operating profit increased by 110.4% to ¥8,298 million compared with the previous nine months.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets and PHS related products, etc.

Sales in this reporting segment for the nine months decreased compared with the previous nine months amid a tough business environment due to weakened replacement demand for mobile phone handsets in the Japanese market and a decrease in sales of mobile phone handsets in the U.S. market, despite efforts to expand sales of new models. Operating loss for the nine months was reduced compared with the previous nine months by improvement in profitability through streamlining operations, including reorganization of sales and development systems, and cost reductions.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs, etc.

Stagnant global demand caused by a severe curtailment of information technology investment, coupled with a decline in selling prices and appreciation of the yen for the nine months, led to a decrease in sales compared with the previous nine months. Nonetheless, operating profit for the nine months increased compared with the previous nine months due to cost reductions combined with the recording of a gain from a sale of a real estate overseas.

(iii) Others

This reporting segment includes various information and communications technology services and materials for electronic components, etc.

Sales in this reporting segment decreased by 7.4% compared with the previous nine months to ¥89,753 million, due primarily to a decrease in demand for the Information and Communication Technologies (ICT) business and telecommunications engineering business, as well as for materials for electronic components caused by stagnation in production of various electronic devices. Operating profit for the nine months decreased by 74.4% compared with the previous nine months to ¥3,907 million due to the decline in sales and the absence of gains from sales of real estates as recorded in the previous nine months in the amount of approximately ¥10.6 billion.

Net Sales by Reporting Segment for the Nine Months Ended December 31

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥52,122	5.8	¥36,387	4.7	(30.2)
Semiconductor Parts Group	113,459	12.6	99,641	13.0	(12.2)
Applied Ceramic Products Group	122,431	13.5	111,510	14.5	(8.9)
Electronic Device Group	190,523	21.1	145,537	18.9	(23.6)

Total Components Business	478,535	53.0	393,075	51.1	(17.9)
Telecommunications Equipment Group	169,785	18.8	131,408	17.1	(22.6)
Information Equipment Group	175,380	19.4	170,660	22.2	(2.7)

Total Equipment Business	345,165	38.2	302,068	39.3	(12.5)
Others	96,973	10.8	89,753	11.7	(7.4)
Adjustments and eliminations	(18,096)	(2.0)	(15,976)	(2.1)	—

Net sales	¥902,577	100.0	¥768,920	100.0	(14.8)

Operating Profit (Loss) by Reporting Segment for the Nine Months Ended December 31
	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥2,492	4.8	¥(2,567)	—	—
Semiconductor Parts Group	11,883	10.5	10,447	10.5	(12.1)
Applied Ceramic Products Group	27,994	22.9	10,909	9.8	(61.0)
Electronic Device Group	5,136	2.7	6,515	4.5	26.8

Total Components Business	47,505	9.9	25,304	6.4	(46.7)
Telecommunications Equipment Group	(10,651)	—	(6,426)	—	—
Information Equipment Group	14,594	8.3	14,724	8.6	0.9

Total Equipment Business	3,943	1.1	8,298	2.7	110.4
Others	15,241	15.7	3,907	4.4	(74.4)

Operating profit	66,689	7.4	37,509	4.9	(43.8)

Corporate	10,795	—	13,425	—	24.4
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	4,905	—	(18,195)	—	—
Adjustments and eliminations	20	—	0	—	(100.0)

Income before income taxes	¥82,409	9.1	¥32,739	4.3	(60.3)

*	% to net sales of each corresponding segment

Net Sales by Reporting Segment for the Three Months Ended December 31

	(Yen in millions)
	Three months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥14,777	6.1	¥14,866	5.2	0.6
Semiconductor Parts Group	31,187	12.8	37,425	13.1	20.0
Applied Ceramic Products Group	36,178	14.8	44,627	15.7	23.4
Electronic Device Group	52,505	21.5	51,076	17.9	(2.7)

Total Components Business	134,647	55.2	147,994	51.9	9.9
Telecommunications Equipment Group	34,367	14.1	51,659	18.1	50.3
Information Equipment Group	49,643	20.3	59,509	20.9	19.9

Total Equipment Business	84,010	34.4	111,168	39.0	32.3
Others	30,667	12.6	31,928	11.2	4.1
Adjustments and eliminations	(5,464)	(2.2)	(6,073)	(2.1)	—

Net sales	¥243,860	100.0	¥285,017	100.0	16.9

Operating Profit (Loss) by Reporting Segment for the Three Months Ended December 31

	(Yen in millions)
	Three months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥(394)	—	¥1,016	6.8	—
Semiconductor Parts Group	1,158	3.7	5,977	16.0	416.1
Applied Ceramic Products Group	7,266	20.1	6,545	14.7	(9.9)
Electronic Device Group	(897)	—	6,187	12.1	—

Total Components Business	7,133	5.3	19,725	13.3	176.5
Telecommunications Equipment Group	(8,278)	—	1,077	2.1	—
Information Equipment Group	2,395	4.8	6,364	10.7	165.7

Total Equipment Business	(5,883)	—	7,441	6.7	—
Others	1,372	4.5	2,109	6.6	53.7

Operating profit	2,622	1.1	29,275	10.3	—

Corporate	4,560	—	6,113	—	34.1
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	1,347	—	(19,692)	—	—
Adjustments and eliminations	(128)	—	(105)	—	—

Income before income taxes	¥8,401	3.4	¥15,591	5.5	85.6

*	% to net sales of each corresponding segment

(4) Net Sales by Geographic Area

1) Japan

Sales decreased compared with the previous nine months due to a decline in sales in the Telecommunications Equipment Group, especially mobile phone handsets, and to a decline in components demand as a whole, although sales increased substantially in the solar energy business in the Applied Ceramic Products Group.

2) Europe

Sales decreased compared with the previous nine months due mainly to a decline in sales of the Electronic Device Group and the Applied Ceramic Products Group, coupled with the impact of appreciation of the yen, although sales increased in the Information Equipment Group due to a contribution by new subsidiaries.

3) United States of America

Sales decreased compared with the previous nine months due mainly to a decline in sales in mobile phone handsets in the Telecommunications Equipment Group and to a decline in components demand in the Electronic Device Group.

4) Asia

Sales decreased compared with the previous nine months due mainly to a decline in demand for components for digital consumer equipment in the Electronic Device Group.

5) Others

Sales decreased compared with the previous nine months due to sales decline in the Telecommunications Equipment Group and the Information Equipment Group.

Net Sales by Geographic Area for the Nine Months Ended December 31

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Japan	¥370,829	41.1	¥330,167	42.9	(11.0)
Europe	161,074	17.8	147,068	19.1	(8.7)
United States of America	162,057	18.0	128,159	16.7	(20.9)
Asia	152,202	16.9	126,670	16.5	(16.8)
Others	56,415	6.2	36,856	4.8	(34.7)

Net sales	¥902,577	100.0	¥768,920	100.0	(14.8)

Net Sales by Geographic Area for the Three Months Ended December 31

	(Yen in millions)
	Three months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Japan	¥101,661	41.7	¥130,451	45.8	28.3
Europe	42,996	17.6	53,318	18.7	24.0
United States of America	44,883	18.4	43,409	15.2	(3.3)
Asia	40,368	16.6	44,514	15.6	10.3
Others	13,952	5.7	13,325	4.7	(4.5)

Net sales	¥243,860	100.0	¥285,017	100.0	16.9

2. Consolidated Financial Position

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2009 increased by ¥29,386 million to ¥298,633 million compared with those at March 31, 2009.

(1) Cash flows from operating activities

Net cash provided by operating activities in this nine months decreased by ¥711 million to ¥68,990 million from ¥69,701 million in the previous nine months. This change in operating cash flows is primarily attributable to the increase in trade accounts receivable, trade notes and accounts payable and the decrease in net income.

(2) Cash flows from investing activities

Net cash used in investing activities turned from ¥191,257 million of cash outflows in the previous nine months to ¥3,619 million of cash inflows in this nine months. This was due mainly to decreases in payments for property, plant and equipment and intangible assets, and acquisitions of businesses as well as an increase in withdrawal of certificate deposits and time deposits.

(3) Cash flows from financing activities

Net cash used in financing activities in this nine months decreased by ¥21,619 million to ¥36,701 million from ¥58,320 million in the previous nine months. This was due mainly to a significant decrease in payments for acquisition of treasury stock.

Consolidated Cash Flows for the Nine Months Ended December 31

	(Yen in millions)
	Nine months ended December 31,
	2008	2009
Cash flows from operating activities	¥69,701	¥68,990
Cash flows from investing activities	(191,257)	3,619
Cash flows from financing activities	(58,320)	(36,701)
Effect of exchange rate changes on cash and cash equivalents	(22,702)	(6,522)
Net increase (decrease) in cash and cash equivalents	(202,578)	29,386
Cash and cash equivalents at beginning of year	447,586	269,247
Cash and cash equivalents at end of period	¥245,008	¥298,633

Consolidated Cash Flows for the Three Months Ended December 31

	(Yen in millions)
	Three months ended December 31,
	2008	2009
Cash flows from operating activities	¥2,221	¥1,184
Cash flows from investing activities	(24,345)	8,623
Cash flows from financing activities	(44,129)	(13,568)
Effect of exchange rate changes on cash and cash equivalents	(24,565)	2,766
Net decrease in cash and cash equivalents	(90,818)	(995)
Cash and cash equivalents at beginning of period	335,826	299,628
Cash and cash equivalents at end of period	¥245,008	¥298,633

3. Consolidated Financial Forecasts for the Year Ending March 31, 2010

Demand for components has been on a steady recovery track in the nine months due to recovery in production activities in the digital consumer equipment market since April 2009, coupled with a return to expansion in production activities in the semiconductor and automotive related markets from the three months ended December 31, 2009. In addition, the solar energy market was on an upward trend, particularly in Japan, and sales on the whole were solid for the nine months. In terms of profit, Kyocera was able to achieve an improvement in profitability disproportionate to the recovery in sales as a result of efforts throughout the Kyocera Group from April 2009 to comprehensively reduce costs and improve productivity, as well as a recovery in demand for components. In the three months ending March 31, 2010, Kyocera will strive to expand businesses despite uncertainty in the global economy, exchange rate trends and other factors, by exploiting the collective power of the Kyocera Group to seize all opportunities for growth in the information and communications market and the environment and energy market.

In light of results for the nine months ended December 31, 2009 and the outlook for the three months ending March 31, 2010, Kyocera has made the following revisions to the consolidated financial forecasts for the year ending March 31, 2010 announced in October 2009.

Kyocera will strive to achieve full-year financial forecasts by aggressively acquiring orders for products in which demand growth is expected to continue, as well as reducing costs and improving productivity.

Consolidated Forecasts for the Year Ending March 31, 2010

	(Yen in millions, except per share amounts and exchange rates)
	Results for the year ended March 31, 2009	Forecasts for the year ending March 31, 2010 announced on		Increase (Decrease) to Results %
		October 30, 2009	January 28, 2010
Net sales	¥1,128,586	¥1,040,000	¥1,050,000	(7.0)
Profit from operations	43,419	44,000	62,000	42.8
Income before income taxes	55,982	57,000	57,000	1.8
Net income attributable to shareholders of Kyocera Corporation	29,506	34,000	34,000	15.2
Diluted earnings per share attributable to shareholders of Kyocera Corporation	157.23	185.26	185.26	—
Average US$ exchange rate	101	92	92	—
Average Euro exchange rate	143	129	131	—

Notes:

1.	Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.
2.	Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation announced on January 28, 2010 is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2009.
3.	The forecast of diluted earnings per share announced previously was computed based on the diluted average number of shares outstanding during the six months ended September 30, 2009.
4.	On September 24, 2009, WILLCOM, Inc. applied for Alternative Dispute Resolution (ADR) process, and received acceptance for the ADR procedure. At December 31, 2009, the business revitalization plan continues to be under discussion and has not been resolved. The result of resolution may affect the valuation of Kyocera’s trade receivables from WILLCOM, Inc. and may have a material effect on Kyocera’s consolidated results of operations and financial position, which has not yet been reflected in the consolidated financial forecast set forth above. At December 31, 2009, Kyocera’s trade receivables from WILLCOM, Inc. were ¥ 15,350 million.

Consolidated Forecasts of Net Sales by Reporting Segment for the Year Ending March 31, 2010

	(Yen in millions)
	Results for the year ended March 31, 2009		Forecasts for the year ending March 31, 2010 announced on				Increase (Decrease) to Results %
			October 30, 2009		January 28, 2010
	Amount	%	Amount	%	Amount	%
Fine Ceramic Parts Group	¥61,730	5.4	¥48,000	4.6	¥52,000	4.9	(15.8)
Semiconductor Parts Group	135,137	12.0	127,000	12.2	135,000	12.9	(0.1)
Applied Ceramic Products Group	148,917	13.2	148,000	14.2	154,000	14.7	3.4
Electronic Device Group	231,271	20.5	190,000	18.3	194,000	18.5	(16.1)

Total Components Business	577,055	51.1	513,000	49.3	535,000	51.0	(7.3)
Telecommunications Equipment Group	218,758	19.4	196,000	18.9	184,000	17.5	(15.9)
Information Equipment Group	229,297	20.3	229,000	22.0	229,000	21.8	(0.1)

Total Equipment Business	448,055	39.7	425,000	40.9	413,000	39.3	(7.8)
Others	126,043	11.2	122,000	11.7	124,000	11.8	(1.6)
Adjustments and eliminations	(22,567)	(2.0)	(20,000)	(1.9)	(22,000)	(2.1)	—

Net sales	¥1,128,586	100.0	¥1,040,000	100.0	¥1,050,000	100.0	(7.0)

Consolidated Forecasts of Operating Profit (Loss) by Reporting Segment for the Year Ending March 31, 2010

	(Yen in millions)
	Results for the year ended March 31, 2009		Forecasts for the year ending March 31, 2010 announced on				Increase (Decrease) to Results %
			October 30, 2009		January 28, 2010
	Amount	%*	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥(240)	—	¥0	0.0	¥0	0.0	—
Semiconductor Parts Group	8,671	6.4	10,500	8.3	15,000	11.1	73.0
Applied Ceramic Products Group	27,469	18.4	11,500	7.8	17,000	11.0	(38.1)
Electronic Device Group	(4,070)	—	5,500	2.9	11,500	5.9	—

Total Components Business	31,830	5.5	27,500	5.4	43,500	8.1	36.7
Telecommunications Equipment Group	(17,713)	—	(6,000)	—	(5,000)	—	—
Information Equipment Group	13,497	5.9	15,000	6.6	19,000	8.3	40.8

Total Equipment Business	(4,216)	—	9,000	2.1	14,000	3.4	—
Others	14,106	11.2	3,800	3.1	5,500	4.4	(61.0)

Operating profit	41,720	3.7	40,300	3.9	63,000	6.0	51.0
Corporate and others	14,262	—	16,700	—	(6,000)	—	—

Income before income taxes	¥55,982	5.0	¥57,000	5.5	¥57,000	5.4	1.8

*	% to net sales of each corresponding segment

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition

(8)	Inability to secure skilled employees, particularly engineering and technical personnel

(9)	Insufficient protection of our trade secrets and patents

(10)	Our continuing to hold licenses to manufacture and sell certain of our products

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration or impairment losses on goodwill and intangible assets related to the acquisition

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(17)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

4. Other Information

Change in accounting principles, procedures and financial statements’ presentation:

Adoption of New Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”) on July 1, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standards Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted FASB ASC 805, “Business Combinations” (former SFAS No. 141 (revised 2007), “Business Combinations”) on April 1, 2009, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted FASB ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of Accounting Research Bulletin No. 51”) on April 1, 2009. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statement of income for the nine months ended December 31, 2008 and the consolidated statement of cash flow for the nine months ended December 31, 2008.

5. Supplemental Information

(1) Capital expenditures, Depreciation, R&D expenses

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease) %
	2008		2009
	Amount	% to net sales	Amount	% to net sales
Capital expenditures	¥55,242	6.1	¥22,154	2.9	(59.9)
Depreciation	¥61,857	6.9	¥45,029	5.9	(27.2)
R&D expenses	¥51,442	5.7	¥38,098	5.0	(25.9)

(2) Alternative Dispute Resolution Procedure at WILLCOM, Inc.

Kyocera owns a 30% interest in WILLCOM, Inc. and accounts for its investment under the equity method. Kyocera mainly sells Personal Handyphone System (PHS) handsets and PHS base stations to WILLCOM, Inc.

On September 24, 2009, WILLCOM, Inc. applied for Alternative Dispute Resolution (ADR) process in order to improve earning capacity and financial strength with the goal of revitalizing and strengthening the business, and received acceptance for the ADR procedure as prescribed in the Act on Special Measures for Industrial Revitalization with Japanese Association of Turnaround Professionals (JATP).

The ADR process is not a bankruptcy process but is a procedure that has the reliability in the form of legal settlement and the flexibility of a private settlement that allows the company to continue its daily commercial transactions. The JATP is an independent organization licensed by the Minister of Economy, Trade and Industry of Japan. The ADR procedure enables users to resolve disputes with the involvement of JATP, which acts as an unbiased intermediary in achieving a resolution between the parties.

At December 31, 2009, the business revitalization plan continues to be under discussion and has not been resolved.

During the three months ended December 31, 2009, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc. in equity in losses of affiliates and unconsolidated subsidiaries as management believes the investment may not be recoverable.

At December 31, 2009, Kyocera’s trade receivables from WILLCOM, Inc. were ¥ 15,350 million. Kyocera’s sales to WILLCOM, Inc. during the nine months ended December 31, 2008 and 2009 were ¥17,476 million and ¥15,407 million, respectively.

At December 31, 2009, Kyocera recorded no allowance against trade receivables from WILLCOM, Inc. Taking into consideration the current financial positions and estimated future cash flows of WILLCOM, Inc., Kyocera believes there are no trade receivables which are expected to be uncollectible taking into account the situation that the business revitalization plan had not been resolved. The result of resolution may affect the valuation of Kyocera’s trade receivables from WILLCOM, Inc. and may have a material effect on Kyocera’s consolidated results of operations and financial position.

6. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS (Unaudited)

	(Yen in millions)
	December 31, 2009		March 31, 2009		Increase (Decrease)
	Amount	%	Amount	%
Current assets:
Cash and cash equivalents	¥298,633		¥269,247		¥29,386
Short-term investments	171,666		202,143		(30,477)
Trade notes receivables	15,444		13,750		1,694
Trade accounts receivables	202,567		158,754		43,813
Less allowances for doubtful accounts and sales returns	(3,975)		(4,669)		694
Inventories	181,278		199,641		(18,363)
Deferred income taxes	37,054		35,187		1,867
Other current assets	86,178		78,263		7,915

Total current assets	988,845	55.2	952,316	53.7	36,529

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,373		19,376		(18,003)
Securities and other investments	372,466		351,849		20,617

Total investments and advances	373,839	20.9	371,225	20.9	2,614
Property, plant and equipment:
Land	57,019		57,077		(58)
Buildings	285,794		288,460		(2,666)
Machinery and equipment	689,606		707,399		(17,793)
Construction in progress	8,656		6,397		2,259
Less accumulated depreciation	(800,975)		(793,279)		(7,696)

Total property, plant and equipment	240,100	13.4	266,054	15.0	(25,954)
Goodwill	67,523	3.8	63,226	3.6	4,297
Intangible assets	52,297	2.9	60,077	3.4	(7,780)
Other assets	68,863	3.8	60,904	3.4	7,959

Total non-current assets	802,622	44.8	821,486	46.3	(18,864)

Total assets	¥1,791,467	100.0	¥1,773,802	100.0	¥17,665

	(Yen in millions)
	December 31, 2009		March 31, 2009		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities:
Short-term borrowings	¥3,972		¥11,000		¥(7,028)
Current portion of long-term debt	14,059		13,865		194
Trade notes and accounts payable	83,016		62,579		20,437
Other notes and accounts payable	47,316		43,452		3,864
Accrued payroll and bonus	36,077		41,756		(5,679)
Accrued income taxes	9,645		7,430		2,215
Other accrued liabilities	26,856		26,967		(111)
Other current liabilities	37,041		30,912		6,129

Total current liabilities	257,982	14.4	237,961	13.4	20,021

Non-current liabilities:
Long-term debt	31,146		28,538		2,608
Accrued pension and severance liabilities	32,280		34,567		(2,287)
Deferred income taxes	72,023		71,539		484
Other non-current liabilities	16,441		18,109		(1,668)

Total non-current liabilities	151,890	8.5	152,753	8.6	(863)

Total liabilities	409,872	22.9	390,714	22.0	19,158

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,973		163,151		(178)
Retained earnings	1,146,508		1,150,050		(3,542)
Accumulated other comprehensive income	(53,387)		(54,673)		1,286
Treasury stock, at cost	(50,603)		(50,568)		(35)

Total Kyocera Corporation shareholders’ equity	1,321,194	73.7	1,323,663	74.6	(2,469)

Noncontrolling interests	60,401	3.4	59,425	3.4	976

Total equity	1,381,595	77.1	1,383,088	78.0	(1,493)

Total liabilities and equity	¥1,791,467	100.0	¥1,773,802	100.0	¥17,665

Note: Accumulated other comprehensive income is as follows:
	(Yen in millions)
	December 31, 2009		March 31, 2009		Increase (Decrease)
Net unrealized gains on securities	¥24,502		¥11,621		¥12,881
Net unrealized losses on derivative financial instruments	¥(99)		¥(145)		¥46
Pension adjustments	¥(1,204)		¥53		¥(1,257)
Foreign currency translation adjustments	¥(76,586)		¥(66,202)		¥(10,384)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	(Yen in millions and shares in thousands, except per share amounts)
	Nine months ended December 31,				Increase
	2008		2009		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥902,577	100.0	¥768,920	100.0	¥(133,657)	(14.8)
Cost of sales	652,416	72.3	572,776	74.5	(79,640)	(12.2)

Gross profit	250,161	27.7	196,144	25.5	(54,017)	(21.6)
Selling, general and administrative expenses	182,904	20.2	158,131	20.6	(24,773)	(13.5)

Profit from operations	67,257	7.5	38,013	4.9	(29,244)	(43.5)
Other income (expenses):
Interest and dividend income	13,552	1.5	11,821	1.6	(1,731)	(12.8)
Interest expense	(544)	(0.1)	(2,188)	(0.3)	(1,644)	—
Foreign currency transaction (losses) gains, net	(521)	(0.1)	1,871	0.3	2,392	—
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	4,905	0.5	(18,195)	(2.4)	(23,100)	—
Losses on sale of securities, net	(2,245)	(0.2)	(162)	(0.0)	2,083	—
Losses on impairment of securities	(1,488)	(0.2)	(114)	(0.0)	1,374	—
Other, net	1,493	0.2	1,693	0.2	200	13.4

Total other income (expenses)	15,152	1.6	(5,274)	(0.6)	(20,426)	—

Income before income taxes	82,409	9.1	32,739	4.3	(49,670)	(60.3)
Income taxes	22,045	2.4	10,747	1.4	(11,298)	(51.2)

Net income	60,364	6.7	21,992	2.9	(38,372)	(63.6)
Net income attributable to noncontrolling interests	(3,596)	(0.4)	(3,511)	(0.5)	85	—

Net income attributable to shareholders of Kyocera Corporation	¥56,768	6.3	¥18,481	2.4	¥(38,287)	(67.4)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥300.39		¥100.70
Diluted	¥300.30		¥100.70
Average number of shares of common stock outstanding:
Basic	188,981		183,526
Diluted	189,038		183,526

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	(Yen in millions)
	Nine months ended December 31,
	2008	2009
Cash flows from operating activities:
Net income	¥60,364	¥21,992
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,747	54,077
Write-down of inventories	4,465	10,817
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries	(4,905)	18,195
Losses on sale of securities, net	2,245	162
Losses on impairment of securities	1,488	114
Gains on sales of property, plant and equipment, and intangible assets, net	(10,274)	(1,374)
(Increase) decrease in receivables	41,675	(32,417)
(Increase) decrease in inventories	(17,239)	5,598
Increase (decrease) in notes and accounts payable	(38,426)	27,114
Increase (decrease) in accrued income taxes	(19,059)	23
Other, net	(23,380)	(35,311)

Net cash provided by operating activities	69,701	68,990

Cash flows from investing activities:
Payments for purchases of securities	(49,211)	(66,305)
Proceeds from sales and maturities of securities	45,163	42,858
Acquisitions of businesses, net of cash acquired	(42,717)	(4,231)
Payments for purchases of property, plant and equipment, and intangible assets	(68,286)	(24,967)
Proceeds from sales of property, plant and equipment, and intangible assets	12,180	2,899
Acquisition of certificate deposits and time deposits	(219,113)	(212,625)
Withdrawal of certificate deposits and time deposits	136,758	265,475
Other, net	(6,031)	515

Net cash used in investing activities	(191,257)	3,619

Cash flows from financing activities:
Increase (decrease) in short-term debt	6,317	(6,577)
Issuance of long-term debt	—	11,642
Payments of long-term debt	(3,335)	(16,591)
Dividends paid	(24,017)	(23,247)
Purchase of treasury stock	(38,195)	(38)
Reissuance of treasury stock	3,036	3
Other, net	(2,126)	(1,893)

Net cash used in financing activities	(58,320)	(36,701)

Effect of exchange rate changes on cash and cash equivalents	(22,702)	(6,522)

Net increase (decrease) in cash and cash equivalents	(202,578)	29,386
Cash and cash equivalents at beginning of period	447,586	269,247

Cash and cash equivalents at end of period	¥245,008	¥298,633

(4) SEGMENT INFORMATION (Unaudited)

1. Reporting segments:

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales:
Fine Ceramic Parts Group	¥52,122	¥36,387	¥(15,735)	(30.2)
Semiconductor Parts Group	113,459	99,641	(13,818)	(12.2)
Applied Ceramic Products Group	122,431	111,510	(10,921)	(8.9)
Electronic Device Group	190,523	145,537	(44,986)	(23.6)
Telecommunications Equipment Group	169,785	131,408	(38,377)	(22.6)
Information Equipment Group	175,380	170,660	(4,720)	(2.7)
Others	96,973	89,753	(7,220)	(7.4)
Adjustments and eliminations	(18,096)	(15,976)	2,120	—

	¥902,577	¥768,920	¥(133,657)	(14.8)

Operating profit (loss):
Fine Ceramic Parts Group	¥2,492	¥(2,567)	¥(5,059)	—
Semiconductor Parts Group	11,883	10,447	(1,436)	(12.1)
Applied Ceramic Products Group	27,994	10,909	(17,085)	(61.0)
Electronic Device Group	5,136	6,515	1,379	26.8
Telecommunications Equipment Group	(10,651)	(6,426)	4,225	—
Information Equipment Group	14,594	14,724	130	0.9
Others	15,241	3,907	(11,334)	(74.4)

	66,689	37,509	(29,180)	(43.8)
Corporate	10,795	13,425	2,630	24.4
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	4,905	(18,195)	(23,100)	—
Adjustments and eliminations	20	0	(20)	(100.0)

Income before income taxes	¥82,409	¥32,739	¥(49,670)	(60.3)

2. Geographic segments (Net sales and income before income taxes by geographic area):

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales:
Japan	¥390,851	¥339,761	¥(51,090)	(13.1)
Intra-group sales and transfer between geographic areas	299,508	226,700	(72,808)	(24.3)

	690,359	566,461	(123,898)	(17.9)

Europe	167,158	153,829	(13,329)	(8.0)
Intra-group sales and transfer between geographic areas	22,684	19,381	(3,303)	(14.6)

	189,842	173,210	(16,632)	(8.8)

United States of America	197,562	154,048	(43,514)	(22.0)
Intra-group sales and transfer between geographic areas	17,899	17,768	(131)	(0.7)

	215,461	171,816	(43,645)	(20.3)

Asia	130,500	107,753	(22,747)	(17.4)
Intra-group sales and transfer between geographic areas	162,468	108,817	(53,651)	(33.0)

	292,968	216,570	(76,398)	(26.1)

Others	16,506	13,529	(2,977)	(18.0)
Intra-group sales and transfer between geographic areas	10,055	9,410	(645)	(6.4)

	26,561	22,939	(3,622)	(13.6)
Adjustments and eliminations	(512,614)	(382,076)	130,538	—

	¥902,577	¥768,920	¥(133,657)	(14.8)

Income before income taxes:
Japan	¥34,647	¥17,424	¥(17,223)	(49.7)
Europe	5,347	1,968	(3,379)	(63.2)
United States of America	817	4,811	3,994	488.9
Asia	21,654	9,884	(11,770)	(54.4)
Others	567	1,964	1,397	246.4

	63,032	36,051	(26,981)	(42.8)
Corporate	10,795	13,425	2,630	24.4
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	4,905	(18,195)	(23,100)	—
Adjustments and eliminations	3,677	1,458	(2,219)	(60.3)

Income before income taxes	¥82,409	¥32,739	¥(49,670)	(60.3)

3. Geographic segments (Net sales by region):

	(Yen in millions)
	Nine months ended December 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	Amount	%
Japan	¥370,829	41.1	¥330,167	42.9	¥(40,662)	(11.0)
Europe	161,074	17.8	147,068	19.1	(14,006)	(8.7)
United States of America	162,057	18.0	128,159	16.7	(33,898)	(20.9)
Asia	152,202	16.9	126,670	16.5	(25,532)	(16.8)
Others	56,415	6.2	36,856	4.8	(19,559)	(34.7)

Net sales	¥902,577	100.0	¥768,920	100.0	¥(133,657)	(14.8)

Net sales outside Japan	¥531,748		¥438,753		¥(92,995)	(17.5)
Net sales outside Japan to total net sales	58.9%		57.1%

(5) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

Not applicable.

(6) CAUTIONARY STATEMENT FOR SIGNIFICANT CHANGES IN EQUITY

Not applicable.

January 28, 2010

Revision of Financial Forecast

for the Fiscal Year Ending March 31, 2010

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Representative Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

This is to advise you that the financial forecast for the fiscal year ending March 31, 2010 (“fiscal 2010”), which was published on October 30, 2009, is revised as set forth below, taking into consideration the recent performance of the Company:

1. Revision of consolidated financial forecast for fiscal 2010

(April 1, 2009 to March 31, 2010)

	(Yen in millions)
	Net sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation
Forecast previously published (A) (Published on October 30, 2009)	1,040,000	44,000	57,000	34,000
Revision made (B)	1,050,000	62,000	57,000	34,000
Amount of increase or decrease (B - A)	10,000	18,000	—	—
Ratio of increase or decrease (%)	1.0	40.9	—	—
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2009)	1,128,586	43,419	55,982	29,506

1

2. Reason for Revision

In the nine months ended December 31, 2009 (the “nine months”), demand for components has been on a steady recovery track on the whole. In addition, demand for the solar energy related products expanded particularly in Japan. Accordingly, sales on the whole were solid for the nine months. In terms of profit, Kyocera was able to achieve an improvement in profitability disproportionate to the recovery in sales as a result of efforts throughout the Kyocera Group from the start of fiscal year ending March 31, 2010 (“fiscal 2010”), to comprehensively reduce costs and improve productivity, as well as a recovery in demand for components.

In the three months ending March 31, 2010, Kyocera expects to expand businesses in the information and communication market and the environment and energy market despite uncertainty in the global economy, exchange rate trends and other factors.

On September 24, 2009, WILLCOM, Inc., which is Kyocera’s affiliate accounted for by the equity method and operates a Personal Handyphone System business, applied for Alternative Dispute Resolution (ADR) process, and received acceptance for the ADR procedure. At December 31, 2009, the business revitalization plan continues to be under discussion and has not been resolved. The result of resolution may affect the valuation of Kyocera’s trade receivables from WILLCOM, Inc. and may have a material effect on Kyocera’s consolidated results of operations and financial position, which has not yet been reflected in the consolidated financial forecast set forth above. At December 31, 2009, Kyocera’s trade receivables from WILLCOM, Inc. were ¥ 15,350 million.

2